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04016835

VF 5-7-04 (A)

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ATES
NGE COMMISSION
.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 65946

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/7/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAS Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Rock Hill Rd., Suite 170
(No. and Street)

Bala Cynwyd (City) PA (State) 19004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Midlam 610-667-4440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Isdaner + Company LLC - Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

3 Bala Plaza, Suite 501 West (Address) Bala Cynwyd (City) PA (State) 19004-3484 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 13 2004
THOMSON FINANCIAL

SEC MAIL
MAY 03 2004
WASH. DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan J. Cohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAS Financial Services, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MITCHELL E. BEDNOFF, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires December 10, 2007

Signature

Co-President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAS
Financial Services

April 21, 2004

SEC
Division of Market Regulation
450 5th Street, N.W.
Washington DC 20549

SEC MAIL PROCESSING
RECEIVED
MAY 03 2004

To Whom It May Concern:

In response to the NASD letter dated April 20, 2004 we are sending you two original copies of form X-17A-5 Part III Facing Page. We believe that this should satisfy any outstanding requirements in regards to the filing of DAS's annual audit. We apologize if we inadvertently sent a photocopy of the original form.

Sincerely,

Ray Midlam

Enclosure: (2) Form X-17A-5 Part III Facing Page
NASD Letter Dated 4/20/04

NASD

April 20, 2004

BY CERTIFIED MAIL #7160 3901 9842 1681 7359

Mr. Kenneth R. George
DAS Financial Services, Inc.
33 Rock Hill Road
Bala Cynwyd, PA 19004

Dear Mr. George:

This acknowledges receipt of your December 31, 2003 annual filing of audited financial statements made pursuant to U. S. Securities and Exchange Commission (SEC) Rule 17a-5(d)(the Rule). The report as submitted appears deficient in that it did not contain an Oath or Affirmation (Signed by duly authorized officer, general partners, or proprietor of member firm; and notarized). This must contain an original signature and notary seal.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by May 4, 2004. Questions may be addressed to Eric T. Gray, Compliance Examiner, at (215) 963-2611.

Sincerely,

Justin B. Ettelson

Justin B. Ettelson
Supervisor of Examiners

RECEIVED
APR 21 2004

JBE/ael

Enclosure: Form X-17A-5 Part III Facing Page

Philadelphia District Office
1835 Market Street
Suite 1900
Philadelphia, PA
19103
tel 215 665 1180
fax 215 496 0434
www.nasd.com